press release

ArcelorMittal led consortium reaches agreement regarding Ilva lease and purchase agreement

16 June 2017 - ArcelorMittal (‘the Company’) and Marcegaglia announce that AM Investco Italy Srl (‘AM Investco’) has concluded the exclusive negotiation phase and reached a binding agreement concerning the lease and obligation to purchase Ilva S.p.A and its subsidiaries with the Italian Government. The ancillary documentation will be completed by 30 June. Intesa Sanpaolo will formally join the consortium before transaction closing.

Strategic highlights

•	Unique opportunity to acquire a major, integrated steelmaking asset which is Europe’s largest single steel site, in Europe’s second largest steel market
•	Robust investment plan to materially improve Ilva’s environmental footprint and realise its full potential
•	Identified synergies of €310 million targeted by 2020 (excludes impact from fixed cost reductions and volume improvements)
•	Ilva expected to be EBITDA accretive to ArcelorMittal in year one, and free cash flow accretive in year three.

Transaction highlights and key details of AM Investco’s plans for Ilva include:

•	Purchase price of €1.8 billion, with annual leasing costs of €180 million to be paid in quarterly installments. Ilva’s assets will be initially leased by AM Investco, with rental payments qualifying as down payments against the purchase price. Start of lease expected around year-end 2017, subject to regulatory authorisations. Lease period to be minimum of two years.
•	Investments of c. €2.4 billion (c. €2.1 billion net of Riva Group contribution) over a seven-year period:
o	Industrial CAPEX of c. €1.3 billion, supporting an extensive industrial plan; investment programme focussed on blast furnaces, steel shops and finishing lines
o	Environmental CAPEX of c. €1.1 billion that will ensure Ilva complies with the Integrated Environmental Authorisation (AIA) as set out by the Italian Government and will materially improve Ilva’s environmental performance in areas including air emissions and water treatment; environmental CAPEX includes remediation spend of €288 million, which will be funded with funds seized by the Italian Government from the Riva Group, Ilva’s former owners; further intention to introduce breakthrough low-carbon technologies, including carbon capture and re-use, in the future; and commitment to use DRI when there are the conditions of economic sustainability coherent with the industrial plan.

o	Finished steel shipments to systematically increase to 9.5 million tonnes, by 2023. Crude steel production limited to 6 million tonnes per annum until AIA provisions complied with; once achieved, commitment to restart blast furnace #5 and increase crude steel production to 8 million tonnes per annum; crude steel production to be supplemented by imported slabs and hot rolled coil, in order to maximise utilisation of Ilva’s finishing facilities, with a commitment to keep at least 10,000 employees for the entire duration of the industrial plan according to the outcome of negotiations with the unions.
•	€10 million start-up investment in new research and development (R&D) centre in Taranto, which will initially focus on ensuring a successful deployment of the industrial, environment and commercial plans, while also ensuring a smooth transfer of ArcelorMittal R&D intellectual property and knowledge to enhance operationally efficiency, quality and productivity at all Ilva plants.
•	The assets will be transferred to AM Investco free of long term liabilities and financial debt and includes €1 billion of net working capital.

Strategic rationale

•	Ilva represents a unique opportunity to add significant value to ArcelorMittal’s European business
•	Ilva is the largest, and only integrated, steelmaker in Italy. Its main production facility in Taranto is strategically well located, sitting next to one of Europe’s largest deep-water ports, hence enabling easy access to raw materials. Ilva also has significant steel finishing capacity, in Taranto, Novi Ligure and Genova
•	It provides ArcelorMittal with a primary production presence in Italy, Europe’s second largest steel consuming market, and a country in which the Company currently has no primary steelmaking capacity
•	Italy imports between 60 and 70% of its flat steel requirements, in part due to a decline in Ilva’s output because of numerous commercial, quality and environmental issues it has faced in the recent past; ArcelorMittal believes that, over time, Ilva’s production levels and competitiveness can be restored
•	ArcelorMittal can accelerate Ilva’s turnaround through:
o	Leveraging ArcelorMittal’s high-added value product range, particularly in the automotive market, and upgrading Ilva’s production facilities in order to extend and improve its product range
o	Leveraging economies of scale benefits in areas including procurement
o	Opportunity to benchmark against ArcelorMittal’s best performing plants and transfer knowledge and expertise to improve Ilva’s operational performance, quality and efficiency
o	Leveraging ArcelorMittal’s world-class research and development offering, and rapidly deploy steelmaking process and product solutions at Ilva
o	Capturing €310 million of identified synergies.

Commenting Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

“Today marks an important step in the Ilva sales process. We are keen to get started and will now focus on reaching completion as soon as possible.

“We have a very sound understanding of what needs to be done to improve the performance of the company and, importantly, its relationship with stakeholders and local communities. Our vision is for Ilva to become a benchmark for modern integrated steelmaking and this will be realised through the implementation of our industrial and environmental plans, backed up by significant investment. We have the capital, the technology, the commercial relationships and the management depth to bring about a positive transformation. Stakeholder engagement and transparent dialogue will also be critical in enabling Ilva to rebuild trust with its employees and communities.

“We recognise the trust that is being placed in us as the new owner of Ilva and will take great care to provide Ilva with the responsible and capable leadership it deserves and that will be vital for its future success and sustainability.”

Aditya Mittal, CEO of ArcelorMittal Europe and group CFO, said:

“Ilva is an important strategic acquisition for ArcelorMittal. It provides us with a significant production presence in a country in which we have no primary steelmaking capacity, and is complementary to our existing European business. I believe that it represents a unique opportunity for us, and am delighted that we have proved successful with our offer. We have a lot of work to do once the transaction formally closes and we take up operational control of Ilva, but I believe that we can improve its performance quickly, and we expect a positive contribution to EBITDA in year one. Over the longer-term, there is no reason why Ilva’s performance can’t be brought in-line with the best performing assets within our European business.”

Antonio Marcegaglia, Chairman and CEO, Marcegaglia, said:

"We are proud to have a chance to contribute to the relaunch of such a fundamental asset for the country, and look forward to working with the trade unions and all other stakeholders. I am confident that our consortium has all the attributes required to deliver a successful turnaround, which will ensure Ilva makes a positive contribution to the Italian economy, and each of the communities in which it operates."

The agreement is subject to, and will become effective upon, the satisfaction of certain conditions precedent, including information and consultation requirements. The actual sale, and payment of the full purchase price, is subject to the lifting of seizures against certain Ilva assets by the Court of Taranto. The asset sale, and payment of the purchase price, will occur on the later date of the conclusion of the two-year lease period and the lifting of the seizure of certain assets by the Court of Taranto. Transaction closing is also subject to EU merger control approval.